FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of July

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC

10 July 2019

Notification of a Transaction by a Person Discharging Managerial Responsibilities ("PDMR")

On 9 July 2019, HSBC Holdings plc was informed by Patrick Burke's share nominee that due to an administrative error they had incorrectly reported the dividend of US$0.50 ordinary shares (the "Shares") acquired on 27 September 2018. The amount reported was 989 and should have been 4,319 Shares. The full revised dividend disclosure originally announced on 1 October 2018 for Patrick Burke is reported below.

Name	Shares acquired/allocated on 27 September 2018	Price per Share
Patrick Burke	3,279 4,319	US$8.9716 £6.8015

The following disclosure is made in accordance with Article 19 of the EU Market Abuse Regulation 596/2014.

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Patrick Burke

2 - Reason for the notification

Position/status			President and Chief Executive of HSBC US

Initial notification/amendment In case of amendment, please enter the previous notification reference number and explain the error that this notification is amending.			Amendment to previous notification PDMR Notification reference 00049295 The Acquisition of shares in GBP has changed from 989 to 4319 shares.

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2018-09-27	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction:			Price	Volume	Total
Acquisition			US$8.97	3,279	US$29,417.88
		Aggregated	US$8.972	3,279	US$29,417.88

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2018-09-27	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction:			Price	Volume	Total
Acquisition			£6.80	4,319	£29,375.68
		Aggregated	£6.802	4,319	£29,375.68

For any queries related to this notification, please contact:

Lee Davis
Shareholder Services
020 7991 3048

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 10 July 2019